SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                        Amli Residential Properties Trust
--------------------------------------------------------------------------------

         Common Shares of Beneficial Interest, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    001735109
                     ---------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                 |X|      Rule 13d-1(b)
                 |_|      Rule 13d-1(c)
                 |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 pages

CUSIP No. 001735109                  13G                    Page 2 of 7 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


                        Security Capital Group Incorporated
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


           Maryland
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                 -0- Shares
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                1,013,590 Common Shares of Beneficial Interest
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING               -0- Shares
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                  1,013,590 Common Shares of Beneficial Interest
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,013,590 Common Shares of Beneficial Interest
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                5.68% of the Common Shares of Beneficial Interest
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


                HC
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 001735109                  13G                    Page 3 of 7 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


                Security Capital Research & Management Incorporated
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


        Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES               -0- Shares
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY              1,013,590 Common Shares of Beneficial Interest
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING             -0- Shares
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                1,013,590 Common Shares of Beneficial Interest
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,013,590 Common Shares of Beneficial Interest
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                5.68% of the Common Shares of Beneficial Interest
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


                IA
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

             Amli Residential Properties Trust

      (b).   Address of Issuer's Principal Executive Offices:

             125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606

Item 2(a).   Name of Person Filing:

             Security Capital Group Incorporated, a corporation organized and existing under the laws of Maryland ("SCGI").

       (b).  Address of Principal Business Office or, if None, Residence:

             125 Lincoln Avenue, Santa Fe, New Mexico 87501

       (c).  Citizenship:

             Maryland

       (d).  Title of Class of Securities:

             Common Shares of Beneficial Interest, $.01 par value per share

       (e).  CUSIP Number:

             001735109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

             (a) [_] Broker or dealer registered under Section 15 of the
                     Exchange Act;
             (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act;
             (c) [_] Insurance company as defined in Section 3(a)(19) of the
                     Exchange Act;
             (d) [_] Investment company registered under Section 8 of the
                     Investment Company Act;
             (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)
                     (ii)(E);
             (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
             (g) |X| A parent holding company or control person in accordance
                     with Rule 13d-1(b)(1)(ii)(G);
             (h) [_] A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act;
             (i) [_} A church plan that is excluded from the definition of an investment
                     company under Section 3(c)(14) of the Investment
                     Company Act;
             (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




                                Page 4 of 7 pages

Item 4.  Ownership.

         (a).  Amount Beneficially Owned:

               SCGI beneficially owns 1,013,590 Common Shares of Beneficial Interest by virtue of its position as the parent of Security Capital Research & Management Incorporated.

       (b).    Percent of Class:

               5.68% of the Common Shares of Beneficial Interest determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

       (c).    Number of shares as to which such person has:

               (i).  Sole power to vote or to direct the vote:

                     None.

               (ii). Shared power to vote or to direct the vote:

                     SCGI has shared power to vote or direct the vote of 1,013,590 Common Shares of Beneficial Interest.

               (iii).Sole power to dispose or to direct the disposition of:

                     None.

               (iv). Shared power to dispose or to direct the disposition of:

                     SCGI has shared power to dispose or to direct the disposition of 1,013,590 Common Shares of Beneficial Interest.

Item 5.  Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares of Beneficial Interest. No one person's interest in the Common Shares of Beneficial Interest is more than five percent of the total outstanding Common Shares of Beneficial Interest.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               See attached Exhibit A.

                                Page 5 of 7 pages

Item 8.  Identification and Classification of Members of the Group.

               Not applicable.

Item 9.  Notice of Dissolution of a Group.

               Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2002


                                          SECURITY CAPITAL GROUP INCORPORATED




                                          By:/s/ David T. Novick
                                             ----------------------------------
                                          Name:    David T. Novick
                                          Title:   Senior Vice President



                                Page 6 of 7 pages

                                    EXHIBIT A


         Pursuant to the instructions in Item 7 of this Schedule 13G, the identity and the Item 3 classification of the relevant subsidiary are:
Security Capital Research & Management Incorporated, 11 S. LaSalle Street, 2nd Floor, Chicago, Illinois 60603, an indirect wholly-owned subsidiary of Security Capital Group Incorporated and a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.



                                Page 7 of 7 pages